WESTBURY GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash	$	190,798
Accounts receivable		20,848
Prepaid expenses		10,570
Operating Lease Right of Use		34,715
Deposits		8,550
Property and equipment, net		-
Total Assets	$	265,481

Liabilities and Members' Equity

Liabilities		
Accrued expenses and other liabilities	$	82,197
Operating Lease Liabilities	$	34,715
Total Liabilities		116,912
Commitments		
Members' Equity		148,569
Total Liabilities and Members' Equity	$	265,481

The accompanying notes are an integral part of these financial statements.